Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III
FBattaglia@stradley.com
215.564.8077

July 9, 2015
VIA EDGAR

Mary A. Cole
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Savos Investments Trust (the “Trust”)
File Nos. 333-61973 and 811-08977

Dear Ms. Cole:

On behalf of the above-referenced Trust, the following are the responses to the Staff’s comments, provided via telephone, with regard to the Post-Effective Amendment Nos. 32/34 to the Trust’s Registration Statement (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2015, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. The amendment was filed for the purpose of modifying the disclosure to reflect Savos Dynamic Hedging Fund’s (the “Fund”), formerly known as the Contra Fund, new investment strategies. We have summarized each of your comments below, in the order you provided them, and have set forth the Trust’s response immediately below each comment.  In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

▪	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

Ms. Mary Cole
U.S. Securities and Exchange Commission
July 9, 2015

1.           Comment:                      Please confirm that the fee waiver and expense assumption will extend for at least one year.

Response:                      The Fund’s fee waiver and expense assumption will extend until January 31, 2017.

2.           Comment:                      In the “Principal Investment Strategies” section of the Fund’s old prospectus, it said that the “Fund seeks to provide protection again declines in the value of the equity allocation of certain assets managed by AssetMark for its private advisory clients.”  Please confirm that this sentence has been removed because of changes to the Fund’s investment strategies.

Response:                      The Trust confirms that the changes to the “Principal Investment Strategies” section reflect changes to the Fund’s investment strategies.

3.           Comment:                      In the “Principal Investment Strategies” section the prospectus states that the Fund may invest in equity securities that “broadly represent the U.S. equities market.” Please specify whether the Fund’s equity investments are subject to any market capitalization limitations.

Response:                      The Fund’s equity investments are not subject to any market capitalization limitations. The disclosure has been revised accordingly.

4.           Comment:                      Regarding total return swaps, please acknowledge to the Staff that the Trust is aware of the provisions on asset coverage discussed in Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”), is familiar with the Concept Release relating to these issues (Investment Company Act Release No. 29776 (August 31, 2011) (“Release 29776”)) and is aware that the SEC may issue further guidance on such transactions that could affect the Fund’s operations.

Response:                      The Trust acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund’s operations.

5.           Comment:                      In the “Principal Investment Strategies” section of the prospectus it states that the Fund may “invest in instruments that provide short exposure to the U.S. equity markets.” Please confirm that any fees associated with selling securities short are reflected in the fee table.

Response:                      The Fund will gain short exposure exclusively through derivatives and will not engage in short sales directly. The Trust therefore confirms that no such fees are expected to be incurred.

Ms. Mary Cole
U.S. Securities and Exchange Commission
July 9, 2015

6.           Comment:                      Please revise the disclosure in the “Principal Investment Strategies” section of the prospectus to describe the credit quality and maturity of the fixed income securities in which the Fund will invest.

Response:                      The disclosure has been revised accordingly.

7.           Comment:                      Please confirm whether the use of the word “non-routine expenses” should be replaced with “extraordinary expenses” in the descriptions of the fee waiver and expense reimbursement agreement.

Response:                      Trust management believes that the use of the term “non-routine expenses” is appropriate as it is consistent with industry practice and reflects the terms of the Fund’s Fee Waiver and Expense Assumption Agreement. Therefore, the reference to the term “non-routine expenses” has not been changed.

*  *  *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Fabio Battaglia
Fabio Battaglia

cc:           Carrie E. Hansen
Michael P. O’Hare